Exhibit 99.12

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE and NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of November 13, 2012. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three and nine month periods ended September 30, 2012 and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”) together the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012 the La Arena Gold Mine began commercial production.

Rio Alto changed its fiscal and financial year end from May 31 to December 31 in November 2011; consequently, the unaudited condensed interim consolidated financial statements are for the three and nine month periods ended September 30, 2012 compared to the three and nine month periods ended August 31, 2011. The change was made to allow it to align its year-end with that of La Arena.

Rio Alto has four wholly-owned subsidiaries – La Arena and Rio Alto S.A.C. each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey. The Company intends to sell or dissolve MSMG in the coming months.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the TSX and the Bolsa de Valores de Lima under the symbol “RIO”, the OTC QX® under the symbol “RIOAF” and on the Frankfurt Stock Exchange under the symbol “A0MSLE”.

The Company has included non-IFRS performance measures – cash production cost and total cost per gold ounce sold – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company reports cash production cost and total cost per ounce on a sales basis. In the gold mining industry these are common performance measures, but they do not have standardized meanings. Refer to La Arena Gold Mine Costs for a description of how cash production cost and total cost are determined.

Highlights for the three months ended September 30, 2012 (“Q3”)

During Q3 the Company:

  Produced 47,010 ounces of gold;

  Sold 37,066 ounces of gold at an average price of $1,611 per ounce realizing cash sales of $59.7 million;

  Generated net income of $10.8 million ($0.06 per share);

  Realized cash from operating activities of $34.3 million; and

  Achieved a cash production cost per ounce of gold sold of $690 .

Highlights for the nine months ended September 30, 2012

During the nine months ended September 30, 2012 the Company:

  Produced 161,064 ounces of gold;

  Sold 135,181 ounces of gold at an average price of $1,624 per ounce realizing cash sales of $219.5 million;

  Generated net income of $73.6 million ($0.43 per share);

  Realized cash from operating activities of $109.1 million; and

  Achieved a cash production cost per ounce of gold sold of $532.

Outlook

Management anticipates that the La Arena Gold Mine will produce 190,000 to 210,000 ounces of gold for calendar 2012. The cash cost per ounce of gold sold during 2012 should fall within a range of $500 to $550. Management’s estimates for annual gold production and cash production cost per ounce are based on mine performance for the first ten months of the year and on the mine plan and budget prepared for the balance of 2012. For the fourth quarter most of the ore production will be from the Ethel Pit while the Calaorco Pit is prepared for a production rate of 36,000 tonnes of ore per day during 2013.

The Company expects to commence exploration drilling at the La Colorada gold oxide target before the end of the year. La Colorada is approximately 9kms from the La Arena Gold Mine.

Management will issue updated resource and reserve estimates for the La Arena Gold Mine and the Phase II copper-gold deposit during the first quarter of 2013.

Readers are referred to the Cautionary Statement on Forward-Looking Information included herein.

Summary of Development and Operating Activities

Development at the La Arena Project is ongoing. Investments in plant and equipment during the nine months ended September 30, 2012 were $53.9 million. Expenditures of $15.0 million were spent on mineral properties and development costs during the nine months of the year.

The Company recorded revenue $60.9 million from metal sales during Q3 resulting from cash proceeds of $59.7 million, non-cash deferred revenue of $1.1 million resulting from the delivery of 1,649 ounces under the Prepayment Agreement and silver sales of $64,000. The Company had net income of $10.8 million for Q3 or $0.06 per share, compared to a net loss of $10.3 million during the quarter ended August 31, 2011. Fully diluted net income per share for Q3 was $0.06.

Net income for the third quarter of $10.8 million is less than the previous quarters of the current year. This was due to a change in the mine plan to prepare for increased production in 2013 (shifting production to the Ethel Pit from the Calaorco Pit) resulting in lower gold production and sales.

For the nine months ended September 30, 2012 revenue amounted to $234.3 million of which $219.5 million were cash sales and $14.6 million were non-cash deferred revenue. Net income for the nine months ended September 30, 2012 was $73.6 million or $0.43 per share. Fully diluted net income per share was $0.41 for the nine months ended September 30, 2012.

Operating Activities

The following table sets out the ore mined from the La Arena Gold Mine. Most of the ore mined in Q3 was from the lower grade Ethel Pit:

				Dry
	Dry Metric			Metric
	Tonnes of Ore		Contained	Tonnes	Waste to
Quarter	to Pad	Au g/t	Au Ozs	of Waste	Ore Ratio
Q1	1,289,483	1.37	56,966	2,262,038	1.75
Q2	1,620,048	1.09	56,773	2,016,695	1.25
Q3	2,369,260	0.59	44,652	2,892,349	1.22

Year-to-Date	5,278,791	0.93	158,391	7,171,082	1.36

Ounces of gold sold and ounces delivered in partial settlement of the Prepayment Agreement were:

	Ounces of gold

			To Settle
Quarter	Refined	Sold	Prepayment
Q1	55,973	54,947	3,971
Q2	58,081	43,168	14,847
Q3	47,010	37,066	1,649

	161,064	135,181	20,467

The next required delivery under the Prepayment Agreement is for the month of October 2013. At the date of this MD&A, future gold delivery requirements in respect of this agreement will, depending on the price of gold at the time of delivery, fall within a range between 21,445 ounces and 29,013 ounces as follows:

	Gold ounces to be delivered

	Maximum	Notional	Minimum

Gold price	Less than $950	$1,150-$1250	More than $1,450

Monthly – October 2013 to October 2014	2,232	1,941	1,650

Total	29,013	25,229	21,445

La Arena Gold Mine Costs for the three and nine months ended September 30, 2012

The cash production cost per ounce of gold sold for Q3 was $690 and for the nine months ended September 30, 2012 it was $532. The total cost per ounce sold of $1,956 ($1,353 for the nine months ended September 30, 2012) includes corporate overhead, exploration expenditures and a liability for workers’ profit participation, Peru income tax, Peru government royalty and Peru special mining tax that will have to be paid during the next twelve months and expenditures for additions to property, plant and equipment and mineral properties.

The cash production cost and total cost per ounce consists of:

	Three months ended		Nine months ended
	September 30, 2012		September 30, 2012

	(000’s)	Per Oz	(000’s)	Per Oz
Production costs	$23,772	$614	$70,363	$452
Silver by-product revenue	(71)	(1)	(230)	(1)
Lima office	814	21	2,922	19
Workers’ profit share	2,187	56	9,681	62

Cash production cost	$26,702	$690	$82,736	$532

Vancouver office	$709	18	$2,695	17
Exploration expense	4,370	113	5,701	37
Peru taxes	10,487	271	50,431	324
Property, plant & equipment	28,202	728	53,905	346
Mineral property	5,249	136	15,045	97

Total cost	$75,719	$1,956	$210,513	$1,353

Ounces of gold sold		38,716		155,649

Included under property, plant and equipment and mineral property expenditures of $68.9 million are costs of $13.5 million related to exploration and evaluation of the Phase II gold/copper project and surface rights acquisitions of $18.5 million. The remaining expenditures of approximately $36.9 million relate to the La Arena Gold Mine expansion program, community relations projects and infrastructure improvements.

Cash production costs reconcile to cost of sales reflected in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) as follows:

	Three months ended	Nine months ended
	September 30, 2012	September 30, 2012
	(000’s)	(000’s)
Cash production costs	$23,772	$70,363
Silver by-product revenue	71	230
Non-cash amortization	2,077	11,518
Non-cash accruals	625	625
Cost of sales	$26,545	$82,736

Vancouver office costs reflected in the total cost per ounce determinations equates to general and administrative expenses less non-cash stock-based compensation and amortization.

Cash production costs, by functional area, for the three and nine months ended September 30, 2012 were:

	Three months ended		Nine months ended
	September 30, 2012		September 30, 2012
	(000’s)%		(000’s)%
Mining	$14,976	63	$45,032	64
Processing	4,992	21	13,369	19
Admin & Services	2,853	12	9,147	13
Geology	951	4	2,815	4
Total	$23,772	100	$70,363	100

The major cost elements for mining include equipment rental, diesel, materials (mostly blasting materials) and labour. Processing costs are dominated by materials (chemicals), diesel generated electrical power, external consultants and labour. Geology includes assaying and planning. Administration includes insurance, administrative and environmental services and health, security, sales expenses, safety and community related expenditures.

The production cost elements for the three and nine months ended September 30, 2012 were:

	Three months ended		Nine months ended
	September 30, 2012		September 30, 2012
	(000’s)%		(000’s)%
Consumable Materials	$9,984	42	$29,552	42
Equipment	5,468	23	15,480	22
Labour	4,279	18	12,665	18
Services	4,041	17	12,666	18
Total	$23,772	100	$70,363	100

Results of Operations

The following table provides selected quarterly financial information:
(thousands of US dollars, except per share amounts1)

	For the three months ended, except for the period ended December 31, which is four months

	September 30,	June 30,	March 31,	December 31,	August 31,	May 31,	February 28,	November 30,
	2012	2012	2012	2011	2011	2011	2011	2010
Revenue	$60,924	$78,789	$94,594	$-	$-	$-	$-	$-
Total assets	320,275	290,156	260,200	196,534	166,287	157,944	127,847	51,285
Working capital	47,457	66,498	60,931	35,050	7,739	20,337	6,242	14,462
Shareholders’ equity	198,223	184,518	152,365	115,309	102,090	112,036	111,752	44,690
Net income(loss)	10,804	29,640	33,178	9,715	(10,263)	(1,377)	(2,587)	(3,837)
Basic earnings(loss) per share	0.06	0.17	0.20	0.00	(0.06)	(0.01)	(0.02)	(0.03)
Diluted earnings(loss) per share	0.06	0.16	0.19	0.00	(0.06)	(0.01)	(0.02)	(0.03)

1Effective May 31, 2011, the Company changed its functional currency to US dollars from CDN dollars. The reason for the change was to present financial statements in the currency of the Company’s principal business activities. Therefore, all quarters preceding the quarter ended August 31, 2011 are stated in thousands of US dollars in the table above, but are CDN functional currency.

The Company had net income of $10.8 million for Q3, compared to a loss of $10.3 million for the quarter ended August 31, 2011. The Company had net income of $73.6 million for the nine months ended September 30, 2012, compared to a loss of $14.2 million for the nine months ended August 31, 2011. The significant improvement in 2012, relative to 2011, is due to the start of commercial production in January 2012.

Gross profit from operations was $29.7 million in the quarter ended September 30, 2012 compared to nil in the three months ended August 31, 2011. Gross profit from operations was $135.4 million in the nine months ended September 30, 2012 compared to nil in the nine months ended August 31, 2011. Gross profit consists of revenue less cost of sales and amortization. For discussion relating to mining costs included in cost of sales, see La Arena Gold Mine Costs above. For discussion relating to Worker Profit Participation tax included in cost of sales, see Peru Taxes below. Amortization consists of the depletion of Mineral Properties on a unit of production basis and property, plant and equipment, which are depreciated over their expected useful lives.

La Arena sold 38,715 ounces of gold and recognized sales revenue of $60.9 million in Q3. Revenue included cash sales of 37,066 ounces of gold at an average price of $1,611 per ounce for $59.7 million, and settlements under the Prepayment of 1,649 ounces of gold resulting in the recognition of $1.1 million of revenue deferred under the Prepayment. La Arena also had $64,000 in silver revenue related to 2,142 ounces of silver sold at a price of $30 per ounce.

La Arena sold 155,648 ounces of gold and recognized sales revenue of $234.3 million in the nine months ended September 30, 2012. Revenue included cash sales of 135,181 ounces of gold at an average price of $1,624 per ounce for $219.5 million, and settlements under the Gold Prepayment Agreement of 20,467 ounces of gold resulting in the recognition of $14.6 million of revenue deferred under the Gold Prepayment Agreement. La Arena also had $230,000 in silver revenue related to 7,223 ounces of silver sold at a price of $32 per ounce.

The average London Gold Market AM Fixing Price for the three and nine months ended September 30, 2012 was $1,651 per ounce and $1,651 per ounce, compared to the Company’s average realized cash sales price of $1,611 per ounce and $1,624 per ounce for the same periods. The reason for the difference is due to the Company’s Sales Agreement. The Sales Agreement was entered into simultaneously with the Prepayment Agreement and represents the financing cost for the $50 million received under the Prepayment. Under the Sales Agreement the buyer has, as at September 30, 2012, the right to purchase approximately 409,000 ounces of gold from the La Arena Gold Mine, net of Prepayment obligations, and may select the price it will pay based on the London Bullion Dealers AM Fix or the Comex 1st Settlement Price during specified periods of time (generally over a seven business day period from the time of production to the time of payment). This feature of the Sales Agreement is accounted for as a written call option and reflected as a liability in the Financial Statements. Changes in the liability during a period are reflected in the Statement of Net Income (Loss) and Comprehensive Income (Loss) within the Financial Statements.

General and administration expenses

General and administrative costs were $2.2 million for Q3 compared to $1.4 million in the quarter ended August 31, 2011, and $6.5 million for the nine months ended September 30, 2012 compared to $6.4 million in the nine months ended August 31, 2011 including costs for the Vancouver corporate office and, prior to commercial production, the Lima office which supports the La Arena Project and include the following:

	(000’s)
	For the three		For the nine	For the nine
	months ended	For the three	months ended	months ended
	September 30,	months ended	September 30,	August 31, 2011
	2012	August 31, 2011	2012
Vancouver office costs	$790	$959	$2,776	$2,602
Lima office costs	-	154	-	546
Stock-based compensation	1,401	239	3,764	3,217
	$2,191	$1,352	$6,540	$6,365

Vancouver office costs were $790,000 for the quarter ended September 30, 2012, compared to $959,000 in the quarter ended August 31, 2011. The higher expense, relative to the current quarter, during the three months ended August 31, 2011 was due to bonus accruals of $480,000 for executive officers of the Company partially offset by increased salaries and additional staff in the three months ended September 30, 2012. Other costs include office costs, travel, professional fees and other public company costs.

Vancouver office costs were $2.8 million for the nine months ended September 30, 2012, compared to $2.6 million in the nine months ended August 31, 2011. The increase is due to an increase in salaries and additional staff, as well as a one-time listing fee of $196,000 due to changing the Company’s public listing to the TSX from the TSX-V. Other costs include office costs, travel, professional fees and other public company costs.

The Lima office supports the La Arena Gold Mine and since the start of commercial production substantially all of its costs are charged to the mine site.

Stock-based compensation expense was $1.4 million for Q3 compared to $239,000 in the quarter ended August 31, 2011. Stock based compensation expense represents amortization of the fair value of granted options over their vesting periods. In the quarter ended September 30, 2012, the Company granted 600,000 options with a fair value of $1.2 million. In the three months ended August 31, 2011, the Company granted 250,000 options with a fair value of $480,000. Fair value is recognized over the periods in which the options vest which range from immediate vesting to vesting over a three-year period.

Stock-based compensation expense was $3.8 million for Q3 compared to $3.2 million in the nine months ended August 31, 2011. In the nine months ended September 30, 2012, the Company granted 800,000 options with a fair value of $1.6 million. In the nine months ended August 31, 2011, the Company granted 1,065,000 options with a fair value of $1.9 million. Fair value is recognized over the periods in which the options vest which range from immediate vesting to vesting over a three-year period.

Based on the options outstanding at September 30, 2012 stock-based compensation expense is estimated to amount to $0.9 million for the balance of calendar 2012.

Exploration expense

During Q3 exploration expense amounted to $4.4 million. For the nine months ended September 30, 2012, exploration expense was $5.7 million. During the third quarter of 2012 there were 3 reverse circulation drills (“RC”) and 7 diamond core drills (“DD”) operating under contract at the La Arena Project. The cost of RC exploration drilling is charged to profit and loss, except for any RC drilling related to the copper-gold feasibility study work. The cost of DD directly related to the feasibility study is deferred.

During the first nine months of 2012 there were 30,104 meters of RC drilling completed which will result in an updated gold oxide resource estimate in Q1 2013. The drilling program was extended in August, which will push out the resource estimate from Q4 2012 as originally planned. There were 51,345 meters of DD completed as part of a Phase II sulphide ore definition program. In addition, 2,736 meters of DD were completed to obtain representation sulphide mineralization for metallurgical testing. DD costs are deferred as part of the cost of the economic feasibility study for the Phase II copper-gold development.

Total exploration drilling amounted to $16.2 million for the nine months ended September 30, 2012 of which $13.5 million was deferred as part of the Phase II feasibility study.

Expenditures amounting to $2.0 million were incurred and expensed during the nine months ended September 30, 2012 ($900,000 during Q3) in Columbia. Management has determined that due to the uncertain mining investment climate in Columbia no additional work will be carried out in this country for the foreseeable future.

Other income (loss)

Other income amounted to a loss of $1.6 million in Q3 compared to a loss of $8.9 million during the three months ended August 31, 2011, due primarily to a decrease of $7.5 million in the unrealized gain on the derivative liability, offset by an increase in accretion expense related to the asset retirement obligation for the La Arena Gold Mine, as well as a foreign exchange loss.

Other income amounted to a loss of $1.2 million in the nine months ended September 30, 2012 compared to a loss of $6.1 million during the three months ended August 31, 2011, due primarily to a $6.9 million loss on the derivative liability, as well as accretion expense related to the asset retirement obligation for the La Arena Gold Mine.

Other income (loss) consists of (000’s):

	For the three		For the nine
	months ended	For the three	months ended	For the nine
	September 30,	months ended	September 30,	months ended
	2012	August 31, 2011	2012	August 31, 2011
Unrealized gain (loss) on derivative liability	$(1,017)	$(8,508)	$307	$(6,859)
Accretion expense	(414)	(377)	(1,245)	(377)
Foreign exchange gain (loss)	(372)	(28)	(280)	(419)
Other gain (loss)	155	2	(23)	(5)

	$(1,648)	$(8,911)	$(1,241)	$(6,058)

An unrealized loss on the derivative liability of $1.0 million was recognized as a fair value adjustment of the derivative liability in Q3 compared to an unrealized loss of $8.5 million in the three months ended August 31, 2011. An unrealized gain on the derivative liability of $307,000 was recognized in nine months ended September 30,

2012, compared to an unrealized loss of $6.9 million in the nine months ended August 31, 2011. The derivative liability relates to the Sales Agreement described in Note 14 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the fair value of the derivative liability. During the three months ended September 30, 2012 there was a loss on the derivative liability due to an increase in gold prices from the previous quarter. At September 30, 2012 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 409,000 ounces. As the number of ounces available for purchase decrease, the impact of the gain or loss on the derivative liability will be lower.

At May 31, 2011, the Company recorded an asset retirement obligation of $14.8 million for the La Arena Gold Mine. The accretion related to this obligation was $414,000 for the quarter ended September 30, 2012, and $1,245,000 for the nine months ended September 30, 2012. The estimated undiscounted value of the closure obligation is $34.7 million. The closure plan was approved in February 2012 and the Company posted a letter of credit with the Peruvian authorities of approximately $3.8 million in August 2012. The Company’s closure plan is being revised and will result in an updated estimate of the obligation. Management expects that due to on going reclamation work and inclusion of new information that the closure obligation will be lower than originally estimated.

A foreign exchange loss of $372,000 was recognized in Q3 compared to a foreign exchange loss of $28,000 in the three months ended August 31, 2011. The foreign exchange loss was $280,000 for the nine months ended September 30, 2012, compared to a foreign exchange loss of $419,000 in the nine months ended August 31, 2011. The foreign exchange loss for the three and nine months ended September 30, 2012 was due the depreciation of the US dollar against the Peruvian Sol.

Net interest income (expense) in the three and nine months ended September 30, 2012 amounted to a $155,000 gain and $23,000 loss respectively. During the quarter ended September 30, 2012, the Company began earning interest on term deposits held by La Arena. This was offset by interest expense on a $3 million loan bearing interest at 3-month LIBOR plus 6 per cent compounded annually and maturing in October 2014. See the Liquidity and Capital Resources section for cash balances.

Peru Taxes

Taxes in Peru applicable to Rio Alto are:

  Special Mining Tax applied on operating mining income based on a sliding scale of rates ranging from zero up to 8.40%.

  Modified Royalty based on operating mining income applied on a graduated scale with marginal rates up to 12%, subject to a minimum royalty of 1% of the sales value of mineral resources.

  Workers in the mining industry are entitled to participate in a company’s income before income tax. This participation is 8% of income before income subject to income tax. The amount paid directly to the Company’s workers is capped at 18 months of gross monthly salary. Amounts over this threshold are paid to the government. All payments to be made to workers are included in Cost of Sales, except that any payments in excess of the 18-month cap will be included within the tax provision.

  The corporate income tax after deduction of worker participation is determined at a rate of 30%.

The following table sets out the calculation of the total Peruvian tax burden for the Company for the nine months ended September 30, 2012:

	(000’s)	Description
Sales	$234,307
Cost of sales	(82,736)
Amortization	(16,221)
Gross profit	135,350
Modified royalty	(6,006)	Charged at 4.4% of Gross profit
Special mining tax	(8,122)	Charged at 6.0% of Gross profit
Interest expense	(210)	Allowed for tax purposes in Peru
Income before Workers’ participation	$121,012
Workers’ participation	9,681	Charged at 8%
Income tax	36,304	Charged at 30%
Peru government	$50,431
Less deferred tax asset recognized	(2,187)
Tax provision	$48,244

Workers’ profit participation is reflected within cost of sales. The Modified Royalty, Special Mining Tax and Peru income tax are reflected within the tax provision.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations is sufficient to meet sustaining capital and operating requirements. Expansion of the La Arena Gold Mine and completion of the feasibility study for the copper-gold deposit will be funded from the Company’s working capital. Development of Phase II may, depending on the timing of the expenditures, require additional financing.

The Company’s cash receipts are from the sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined, metal recovered and the price of metals. Depending on the price of metals and other factors, the Company may determine that it is impractical to continue production. Metals prices have fluctuated widely in recent years and are affected by factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production cost and remains at such levels for a sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

The Company’s cash balance at September 30, 2012 was $67.2 million, which was a decrease of $2.0 million from the quarter ended June 30, 2012, a decrease of $3.6 million from the quarter ended March 31, 2012, and an increase of $41.3 million from the year ended December 31, 2011. Working capital of $47.5 million (including the Impuesto General a las Ventas “IGV” of $47.9 million) decreased by $19.0 million at September 30, 2012 from $66.5 million at the quarter ended June 30, 2012, decreased $13.4 million from $60.9 million at quarter ended March 31, 2012, and increased by $32.2 million from the year ended December 31, 2011. The main reasons for the decrease in working capital throughout the nine months ended September 30, 2012 were cash expenditures made for investment purposes and an increase in project expansion and operating accounts payable and accrued liabilities, as well as accrual of taxes payable. There has been an increase in accounts payable due to a larger number of expenses and purchases being incurred due to the increase in mining operations and Phase II. As well, there has been an increase in taxes payable due to increased revenues, and the Company being subject to income tax, royalties and special mining tax on those revenues.

At September 30, 2012 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru and Canada as follows:

(000’s)	Peru	Canada	Total

Cash	$12,406	$7,674	$20,080

6-day deposits at 0.70%	2,000	-	2,000

18-day deposits at 1.00%	5,000	-	5,000

30-day deposits at 1.10%	20,000	-	20,000

30-day deposits at 3.55%	10,012		10,012

32-day deposits at 0.95%	10,000	-	10,000

365-day deposits at 0.79%	-	74	74

	$59,418	$7,748	$67,166

The increases in cash, cash equivalents and working capital were due to the following:

Operating Activities:

Cash provided by operating activities increased to $34.3 million in the quarter ended September 30, 2012 compared to $7.1 million used in the quarter ended August 31, 2011. The cash from operating activities for the three months ended September 30, 2012 stems from net income of $10.8 million adjusted for non-cash items, totaling $6.6 million and changes in non-cash working capital of $17.2 million. The non-cash items adjusted for include amortization of $4.8 million, stock-based compensation of $1.4 million, and accretion of the asset retirement obligation, which were partially offset by deferred revenue of $1.1 million. There were also reclamation expenses of $275,000 paid during the quarter ended September 30, 2012.

Cash provided by operating activities increased to $109.1 million in the nine months ended September 30, 2012 compared to $13.0 million used in the nine months ended August 31, 2011. The cash from operating activities for the nine months ended September 30, 2012 stems from net earnings of $73.6 million adjusted for non-cash items, totaling $4.2 million and changes in non-cash working capital of $31.5 million. The non-cash items include amortization of $16.3 million, stock-based compensation of $3.8 million and accretion of the asset retirement obligation, which were partially offset by deferred revenue of $14.6 million. There were also reclamation expenses of $275,000 paid during the quarter ended September 30, 2012.

Changes in non-cash working capital provided $17.2 million of cash flow in Q3 compared to $6.0 million used in the quarter ended August 31, 2011. The changes in non-cash working capital in Q3 included $7.3 million in taxes payable, $12.2 million in accounts payable and accrued liabilities, and a $2.1 million decrease in the amount charged to inventory. Development expenditures caused a $9.5 million increase in the Impuesto General a las Ventas (“IGV”) receivable. There has also been a $12.2 million increase of accounts receivable.

Changes in non-cash working capital provided $31.5 million of cash flow in the nine months ended September 30, 2012 compared to $9.5 million used in the nine months ended August 31, 2011. The changes in non-cash working capital in the nine months ended September 30, 2012 included $36.0 million in taxes payable and $18.5 million in accounts payable and accrued liabilities, and a $1.2 million decrease in the amount charged to inventory. Development expenditures caused a $22.3 million increase in the IGV receivable. There has also been a $447,000 decrease of accounts receivable.

Under Peruvian law the IGV is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production and files the necessary tax statements, it will be eligible for refunds of IGV. As at September 30, 2012, the Company has an IGV receivable of $47.9 million (December 31, 2011 - $25.6 million). Application for IGV recoveries were filed in October 2012 and will be subject to audit by the tax authority. The time required for approval and receipt of IGV is not known but receipts are expected during 2013.

Financing Activities:

Net cash received from financing activities during the quarter ended September 30, 2012 was $1.5 million compared to $78,000 in the quarter ended August 31, 2011. Net cash received from financing activities during the nine months ended September 30, 2012 was $5.5 million compared to $83.1 million in the nine months ended August 31, 2011.

In Q3 proceeds of $255,000 were received on the conversion of 126,270 common share purchase warrants and $1,242,000 were received on shares issued upon the exercise of 882,364 stock options.

In nine months ended September 30, 2012 proceeds of $2.9 million were received on the conversion of 2,720,610 common share purchase warrants and $2.6 million were received on shares issued upon the exercise of 2,108,897 stock options.

In the nine months ended August 31, 2011, net proceeds of $19.5 million were received from the Prepayment Agreement. Net proceeds of $58.6 million, were received for 32,499,682 common shares issued under a private placement. Proceeds of $4.6 million were received on the conversion of 3,633,192 common share purchase warrants and $213,000 were received on shares issued upon the exercise of 455,000 stock options.

Investing Activities:

Investing activities in the quarter ended September 30, 2012 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $28.2 million. Additions to mineral properties were $5.2 million. The development work capitalized to mineral properties was mostly related to Phase II along with the acquisition of land at the La Colorada exploration project. The investing activities in the quarter ended September 30, 2012 also consisted of investing $3.8 million in restricted cash, which was required to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations. As well, there was a cash outlay of $762,000 as an equity investment in Duran Ventures Inc. (“Duran”). The investment in Duran was to provide an opportunity to enter into an option agreement for two prospective mineral properties in Peru. A description of the investment in Duran made be found in Note 7 to the Financial Statements.

Investing activities during the nine months ended September 30, 2012 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $53.9 million. Additions to mineral properties were $15.0 million. All of the development work capitalized to mineral properties was related to Phase II and surface rights acquisitions. The investing activities in the nine months ended September 30, 2012 also consisted of investing $3.8 million in restricted cash, which was required to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations. As well, there was a cash outlay of $762,000 as an equity investment in Duran Ventures Inc. (“Duran”).

The investing activities in the quarter ended August 31, 2011 were to develop the La Arena Project and consisted of additions to plant and equipment of $5.5 million and additions to mineral properties of $4.6 million. $8.1 million of cash was also received in pre-production gold sales.

The investing activities in the quarter ended August 31, 2011 included the acquisition of La Arena. In February 2011, Rio Alto exercised its option to acquire 100% of La Arena S.A. upon a payment of $48.8 million. Cash acquired in this transaction was $5.5 million. Throughout the nine months ended August 31, 2011, the Company spent $5.9 million on mineral property development, $24.1 million on the purchase of property, plant and equipment and $18.1 in the investment of La Arena. $8.1 million of cash was also received in pre-production gold sales.

Financial Instruments

Use of derivatives

The Purchase Agreement described in this MD&A includes an embedded written option. This option is recorded as a liability. Gains or losses arising from the periodic revaluation of the liability are credited to or charged against operations. A more detailed description of the accounting for this option is presented in Note 14 to the Financial Statements.

Fair values

The carrying values of cash and cash equivalents, receivables, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity. The derivative liability, embedded within the Purchase Agreement, is carried at fair value and is estimated by an option pricing model that considers changes in the price of gold. In the quarter ended September 30, 2012, the Company recognized an unrealized loss of $1.0 million related to the revaluation of the derivative liability. The IGV receivable is denominated in Peruvian Nuevo Soles (“sol”) and its carrying amount will vary as the sol to US dollar exchange rate changes; however, the IGV receivable partially hedges the Company’s sol denominated operating costs and Peruvian tax liabilities.

Liquidity risk

Liquidity risk is managed by maintaining sufficient cash balances to meet working capital requirements. The Company’s cash and cash equivalents are invested in business accounts or term deposits that are available on demand.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal. Taxes receivable result from prepayments to the Peruvian and Canadian governments and management believes the credit risk and concentration risk with respect to these receivables are minimal.

Currency risk

The Company operates in Canada and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in US dollars. Prior to June 2011 the functional currency of Rio Alto Mining Limited, the parent company, was the Canadian dollar. Sales of gold from the La Arena Gold Mine during 2011 caused management to review the currency exposure of the parent company and management concluded that the currency exposure and functional currency was the United States dollar. Changes in the Canadian dollar and sol exchange rates relative to the US dollar will have an impact upon the reported results of the Company and may also affect the carrying value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Commodity Price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to operate and develop its mineral properties and its future profitability are directly related to the market price of precious and base metals and oil. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. The future gold production, with the exception of the Prepayment (Note 14 of the Financial Statements) is un-hedged in order to provide shareholders with exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2011.

Changes in Accounting Standards

The accounting policies applied by the Company in preparing the Financial Statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the financial year ended December 31, 2011, except for the following standards and interpretations adopted after December 31, 2011:

Financial instruments disclosure

The IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that expand the disclosure requirements for transferred financial assets.

There was no significant impact on the Financial Statements as a result of adopting these standards and interpretations.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company.

Events subsequent to September 30, 2012

a.	Subsequent to September 30, 2012, the Company received $421,270 on the issuance 362,753 shares pursuant to the exercise of 362,753 options.

b.	Subsequent to September 30, 2012 the Company incorporated an insurance company in Barbados. The purpose of the company is to partially insure various risks at La Arena.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares, Warrants and Options

As at the date of this MD&A, the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2011	169,746,352
Issued upon:
Exercise of stock options	2,108,897
Exercise of warrants	2,720,610
September 30, 2012	174,575,859
Exercise of stock options	362,753
Exercise of warrants	0
Total as at November 13, 2012	174,938,612

Number of Warrants	Conversion Price	Expiry Date
336,720	$2.05	January 20, 2013
336,720	$2.05

		Weighted
	Number of	Average
Number of	Underlying	Exercise
Options	Shares	Price (C$)	Grant Date	Date of Expiry
1,522,500	1,522,500	$0.30	July 24, 2009	July 24, 2014
180,000	180,000	$0.70	March 15, 2010	March 15, 2015
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
385,000	385,000	$2.39	March 11, 2011	March 11, 2016
94,600	94,600	$2.29	August 1, 2011	August 1, 2016
2,827,500	2,827,500	$3.08	November 18, 2011	November 16, 2016
975,000	975,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
8,494,600	8,494,600	$2.41

Disclosure Controls and Procedures

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining internal control over financial reporting. Management has designed and established internal controls over financial reporting and disclosure controls and procedures to ensure information that is disclosed in the Financial Statements and in this MD&A is fairly presented and was properly recorded, processed, summarized and reported.

Any system of internal control over financial reporting and any system of disclosure controls and procedures, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective in design or operation can provide only reasonable assurance with respect to financial statement preparation and presentation or preparation and presentation of information in the MD&A. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the design of these internal controls over financial reporting and disclosure controls and procedures to the end of the period covered by this report and management has concluded that as at September 30, 2012, the Company’s internal control over financial reporting and disclosure controls and procedures were effectively designed. No material changes in the Company's internal controls over financial reporting were identified during the three months ended September 30, 2012, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form dated March 29, 2012 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGO’s") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGO’s have taken such actions as road closures, work stoppages, and law suits for damages. Actions by communities and NGO’s may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2012 gold production and cash cost guidance included in Outlook. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.